UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Scorpio Tankers Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y7542C 130
(CUSIP Number)

Mr. Emanuele Lauro 9, Boulevard Charles III Monaco 98000 377-9798-5716 with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [     ].

CUSIP No.	Y7542C 130

1.	NAME OF REPORTING PERSONS
Scorpio Bulkers Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

5,405,405

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

5,405,405

10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,405,405

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C 130

Explanatory Note:
This Amendment No. 1 to the Schedule 13D that was filed on October 22, 2018 is being filed as a result of an increase in the number of issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”) of Scorpio Tankers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”) following the issuance of Common Shares by the Issuer. All share numbers contained in this Amendment No. 1 to the Schedule 13D that was filed on October 22, 2018 give retroactive effect to the one-for-ten reverse stock split of the Common Shares effected by the Issuer on January 18, 2019.

Item 1.	Security and Issuer.

There are no material changes from the Schedule 13D that was filed on October 22, 2018.

Item 2.	Identity and Background.
Item 2 of the Schedule 13D that was filed on October 22, 2018 is hereby amended and restated in its entirety as follows:

This Amendment No. 1 to the Schedule 13D that was filed on October 22, 2018 is being filed on behalf of Scorpio Bulkers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (“SALT” or the “Reporting Person”), which may be deemed the beneficial owner of approximately 9.3% of the Issuer's outstanding Common Shares.

The principal business of SALT is the ownership and operation of drybulk cargo vessels. The principal business address and principal office address of SALT is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of SALT is set forth below.

Name	Principal Occupation and Employment(1)	Citizenship
Emanuele A. Lauro	Chairman, Director and Chief Executive Officer of the Reporting Person, the Issuer, Hermitage(2), and other entities within the Scorpio group of companies	Italy
Robert Bugbee	Director and President of the Reporting Person, the Issuer, Hermitage, and other entities within the Scorpio group of companies	Britain
Cameron Mackey	Chief Operating Officer of the Reporting Person, and Director and Chief Operating Officer of the Issuer, Hermitage, and other entities within the Scorpio group of companies	United States
Filippo Lauro	Vice President of the Reporting Person, the Issuer and Hermitage, and Director and Vice President of other entities within the Scorpio group of companies	Italy
Hugh Baker	Chief Financial Officer of the Reporting Person	United States
Fan Yang	Secretary of the Reporting Person, the Issuer, Hermitage and Director and Secretary of other entities within the Scorpio group of companies	Britain
Roberto Giorgi	Director of the Reporting Person	Italy
Christian M. Gut	Director of the Reporting Person	Italy
Einar Michael Steimler	Director of the Reporting Person	Britain
James B. Nish	Director of the Reporting Person	United States
Thomas Ostrander	Director of the Reporting Person	United States
Berit Ledel Henriksen	Director of the Reporting Person	Canada

________________
(1)	Messrs. Emanuele Lauro, Robert Bugbee, Cameron Mackey, Filippo Lauro, Hugh Baker and Ms. Fan Yang are referred to collectively as the “SALT Principals.”
(2)          “Hermitage” refers to Hermitage Offshore Services Ltd.

The business address of the Reporting Person and each of the Reporting Person's executive officers and directors is 9 Boulevard Charles III, MC 98000, Monaco.

The Reporting Person, and, to the best of its knowledge, the SALT Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person, and, to the best of its knowledge, the SALT Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
There are no material changes from the Schedule 13D that was filed on October 22, 2018.
Item 4.	Purpose of Transaction.

There are no material changes from the Schedule 13D that was filed on October 22, 2018.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of September 27, 2019, the Issuer reported 58,142,400 Common Shares outstanding. Based on the foregoing, SALT may be deemed to be the beneficial owner of 5,405,405 Common Shares, representing approximately 9.3% of the Issuer's outstanding Common Shares.

As of the date of this filing, the SALT Principals may be deemed to be the beneficial owners of an aggregate of 3,265,149 Common Shares, with the sole power to vote and dispose of the Common Shares that each SALT Principal respectively owns.

(c)	There have been no transactions in the Common Shares effected by the Reporting Person during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Person or the SALT Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes from the Schedule 13D that was filed on October 22, 2018.

Item 7.	Material to be Filed as Exhibits.

There are no material changes from the Schedule 13D that was filed on October 22, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2019

SCORPIO BULKERS INC.

	By:	/s/ Hugh Baker
	Name:	Hugh Baker
	Title:	Chief Financial Officer

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).